SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                         Commission File Number: 82-5147

                   Companhia Forca e Luz Cataguazes-Leopoldina
                   -------------------------------------------
                    (Exact Name as Specified in its Charter)

                     Cataguazes Leopoldina Power & Light Co.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              Praca Rui Barbosa, 80
                           36770-901 - Cataguases - MG
                                     Brazil
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [X]   No[ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5147.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COMPANHIA FORCA E LUZ CATAGUAZES-LEOPOLDINA

Date: September 10, 2004

                                    By: /s/ Mauricio Perez Botelho
                                       -----------------------------------------
                                       Name:   Mauricio Perez Botelho
                                       Title:  Investor Relations Director
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                                  EXHIBIT INDEX

Exhibits       Description of Exhibits
--------       -----------------------

19.1           ITR Quarterly Information (second quarter 2004), dated August 13,
               2004